Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following are the written responses to questions from Senator Kohl of the Senate Committee on the Judiciary, submitted by Michael D. Capellas, President and Chief Executive Officer of MCI, Inc., on April 19, 2005:

RESPONSES TO QUESTIONS FROM SEN. KOHL

SUBMITTED BY

MICHAEL D. CAPELLAS

PRESIDENT & CEO, MCI

1.	AT&T and MCI have been for years the nation’s two largest competitors to the Baby Bells for local phone service. Last year, after the FCC rules changed, both AT&T and MCI withdrew from actively marketing local and long distance service to residential consumers. Now AT&T and MCI have agreed to be bought by their main rivals, the Baby Bells. Does this development mean that competition from independent local wire-based phone companies – the so-called “CLECs” – is now over and that the competitive vision of the 1996 Telecom Act has failed?

The Verizon-MCI merger will not significantly impact competition in the residential market. As your question acknowledges MCI’s consumer business is in a continuing and irreversible decline. While MCI is doing its best to manage that decline, our consumer base will inevitably continue to shrink because of the technological, market and regulatory changes that have converged to reshape the telecommunications marketplace.

The competitive vision of the 1996 Telecom Act will continue to drive technological innovation and marketplace competition. CLECs will continue to contribute to this competitive dynamic along with alternative and emerging technologies that this combination will not affect, like cable and wireless. Specifically, competition in mass markets will continue to be robust as a result of the dramatic growth in the provision of voice services by cable firms. Telephony offerings of cable companies grew from 15% of homes nationwide in 2003 to 40% by the end of last year – a figure that is expected to grow to 90% within two years.

2.	AT&T and MCI have been two of the primary forces for phone competition over the last two decades. Before Congress, the FCC and state regulatory bodies, your two companies have been vigorously pressing for the opening of the dominant phone networks controlled by SBC and Verizon. In numerous areas of telecom policy, you have fought the Baby Bells to gain a competitive foothold. However, with these mergers, you will not be continuing this battle.

Many commentators worry about the consequences of the removal of AT&T and MCI as independent competitors to the Baby Bells. They wonder if the interests of competitors will be adequately represented before regulators and policymakers. How do you respond to these concerns?

MCI’s pioneering role in bringing competition to the telecommunications industry shows that an individual company can be a catalyst of change, but MCI is not the only company that can play that role, individually or collectively. Industry competition has given birth to hundreds of companies that compete in all sectors of the business – CLECs, equipment manufacturers, software vendors, Internet service providers (ISPs), VOIP and other IP applications providers, wireless companies, cable companies and many more – as well as each sector’s trade associations, ensure that they will be well-represented in proceedings before regulators and policymakers. In addition, residential and business endusers will continue to be very well represented by consumers groups and corporate trade associations, all of whom have a direct stake in preserving and promoting telecom industry competition.

3.	Many analysts predict that we are increasingly moving towards an industry where telecom services are being marketed to consumers in “bundles.” The regional Bell phone companies are offering packages to consumers which include local phone services, long distance phone services, wireless phone service, and high speed Internet connections in one package for one flat rate. The only competitor to this bundle of services will come from the consumer’s incumbent cable company, leaving the consumer with just two choices. I am concerned because having only two choices for a service does not make for good competition.

Do we have reason to worry that most consumers will be left with only two choices for their telecom services? How can we be sure that consumers will have a choice of more than just their local phone company and their cable provider for a bundle of telecom services?

The move toward bundled packages of services isn’t a matter of predicting the industry’s future direction. Consumers have been benefiting from these kinds of packaged offerings for several years and will undoubtedly continue to do so in the future. The question correctly identifies cable companies as significant providers of voice telecommunications services to consumers. In addition to cable firms, of course, wireless providers have assumed a prominent position as providers of voice and data services to consumers. This year, in fact, the number of wireless subscribers will surpass wireline access lines for the first time. In addition, 14% of American consumers now use wireless providers as their primary means of making calls and 8% have already “cut the cord” and are using wireless as their sole means of communication. That percentage is growing rapidly. Consumers also have the ability to select services from other competitors, such as VOIP providers. VOIP is already available from, or is now being deployed by, a wide range of companies, including national VOIP providers such as Vonage and AOL, traditional wireline carriers, and numerous other national or regional providers.

Consumers have made clear by their choices in the marketplace that they like the convenience and cost savings associated with these kinds of bundles. Going forward, I expect that many companies will continue to compete by trying to improve their bundled offerings – by including additional services and innovative features, by enhancing service quality and security, and by reducing consumers’ costs. Clearly, consumers are benefiting now from the direct and aggressive intermodal competition between cable and phone companies, as well as wireless operators. I also expect, however, that new platform technologies will emerge to exert competitive pressure on the marketplace – including new wireless broadband providers, power companies, and ISPs — as well as VOIP and other IP-applications providers. Emerging competition, both within and between different modalities, promises to ensure a continuing, competitive telecom marketplace.

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FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the previously announced proposed transaction between MCI and Verizon; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the previously announced proposed transaction between MCI and Verizon. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, Verizon filed, with the Securities and Exchange Commission (“SEC”) on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the previously announced proposed transaction between MCI and Verizon. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the previously announced proposed transaction between MCI and Verizon. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the previously announced proposed transaction between MCI and Verizon.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.